April 17, 2013

VIA EDGAR

To:	United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Re:	Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”)
Amendment No. 4 to Schedule TO-T filed on April 11, 2013
Filed by Trust Number 1387 et al.
File No. 5-83794

Dear Ms. Kim:

This letter (“Letter”) is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated April 11, 2013 (the “Comment Letter”) with respect to the above-referenced Amendment No. 4 to Tender Offer Statement on Schedule TO-T (the “Schedule TO-T”) filed with the SEC on April 11, 2013 (File No. 5-83794).

For purposes of this Letter, the term “Purchaser” means the Trust, acting through its Trustee, together with Ventura Capital Privado S.A. de C.V., Javier Molinar Horcasitas and Enrique Castillo Sanchéz Mejorada.

Our response on behalf of the Purchaser to your comment is reflected below. We have restated the substance of your comment for your ease of reference.  For your convenience, the Staff’s comment is set forth in italics below followed by our response.

Schedule TO-T.

1. We note that the equity tender offer is conditioned on the conditions to the consummation of the concurrent debt exchange offer. Further, we note that the bidders have increased the minimum condition in the debt exchange offer from 61.44% to 80% and reserve the right to decrease the minimum condition in the debt exchange offer to 75.1% without extending the equity tender offer. Generally, we view a change or waiver of a minimum tender condition to be a material change requiring that the tender offer remain open for a minimum of five business days from the date that the material change is first published, sent or given to security holders. Refer to SEC Release 34-24296 (April 3, 1987). Please advise us as to why the bidders believe that a change in the minimum condition in the debt exchange offer would not be a material change to an equity holder’s decision to tender or withdraw their securities in the equity tender offer. Please also address how the levels of participation in the debt exchange offer would impact, if at all, the financial condition and outstanding debt levels of Maxcom.

Response:

As disclosed in the conditions to the debt exchange offer, Maxcom is reserving the right to change the minimum tender condition threshold in the debt exchange offer from 80% to 75.1% without notice or extension of time or withdrawal rights. The bidders believe a 5% decrease in the debt participation threshold is not a material change to the equity holders and would not fall within the SEC’s guidance in Release 34-2296 (April 3, 1987), because the material condition to equity holders is whether the debt exchange offer is in fact consummated or not. With an 80% participation in the debt exchange offer, Maxcom would have $40,000,000 of its existing notes with an 11% coupon and $160,000,000 of its new notes with a 7% coupon outstanding.  If there is an additional 5% decrease in the minimum tender condition in the debt exchange offer, this would result in an additional $10,000,000 of notes with the 11% coupon resulting in an additional $400,000 per annum of interest payments until the old notes are repaid in December 2014. In our view, this incremental interest payment means that a 5% change does not make a material difference from a debt service perspective or in the financial condition of Maxcom. Other than the difference in the coupon of the old notes and the new notes, the debt exchange offer is for the same principal amount of the notes, so there is no change in the outstanding debt level of Maxcom.

Furthermore, over the course of this transaction, the minimum tender condition in the debt exchange offer has changed from (i) 90% to 61.44% on a previous expiration date of March 27, 2012, and (ii) 61.44% to 80% on a previous expiration date of April 10, 2013 with the right to reduce the minimum condition in the debt exchange offer to 75.1%.  Each time we have changed the percentage of the minimum participation condition in the debt exchange offer there has not been any significant movement in the ADSs tendered by the existing equity holders of Maxcom.

The chart below illustrates the insignificant change in the percentage of ADSs and total Class A Shares tendered in the equity tender offer on each respective expiration date when the percentage of the minimum condition in the debt exchange offer was changed:

Debt Minimum	Final Report issued by the Depositary for the Trustee as of the Expiration Date of the Equity Tender	ADSs tendered and not withdrawn		Class A Shares tendered and not withdrawn (including shares tendered in the Mexican Tender Offer)
Tender %	Offer:	Total	Percentage	Total	Percentage
90%	March 27, 2013	46,918	1.6042%	354,699,991	44.89%
61.44%	April 10, 2013	39,318	1.3507%	354,540,391	44.87%

Should you have any questions regarding the foregoing, please do not hesitate to contact:

Michael L. Fitzgerald at (212) 318-6988

michaelfitzgerald@paulhastings.com

or

Joy K. Gallup at (212) 318-6542

joygallup@paulhastings.com

Very truly yours,

/s/ Joy K. Gallup

Joy K. Gallup
for PAUL HASTINGS LLP

JKG

Cc: Ventura Capital Privado S.A. de C.V.

Bosque de Tamarindos 400B 25th Floor,

Bosques de las Lomas, México, D.F. 05120

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero

Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, Floor 7,

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000